Mail Stop 6010

December 1, 2006

Mr. Mark W. Lerner
Chief Financial Officer
Nephros, Inc.
3960 Broadway
New York, NY 10032

  RE: **Nephros, Inc.**
     Form 10-KSB for the fiscal year ended December 31, 2005
     Filed April 20, 2006
     File No. 1-32288
     Form 10-QSB filed 8/22/06

Dear Mr. Lerner:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief Accountant